12010387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8- 38485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Planners' Financial Services of America, A Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Baker, Chief Financial Officer (480) 991-0225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walker & Armstrong LLP
(Name – *if individual, state last, first, middle name*)

4000 North Central Avenue, Suite 1100	Phoenix	Arizona	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 4/4

KJ 3/10

OATH OR AFFIRMATION

I, Michael A. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A Limited Partnership, as of and for the year ended 12/31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

OFFICIAL SEAL
DIXIE MILLER
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires April 11, 2012

Signature

Vice President/Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Walker & Armstrong LLP
CERTIFIED PUBLIC ACCOUNTANTS

4000 North Central Avenue
Suite 1100
Phoenix, Arizona 85012
602.230.1040
602.230.1065 (Fax)
www.wa-cpas.com

Independent Auditor's Report

The Partners
United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

We have audited the accompanying statements of financial condition of United Planners' Financial Services of America, A Limited Partnership, (the Partnership) as of December 31, 2011 and 2010, and the related statements of income, changes in partners' capital, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Partnership as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Walker & Armstrong LLP

Phoenix, Arizona
February 22, 2012

United Planners' Financial Services of America, A Limited Partnership
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 5,775,783	$ 5,749,725
Certificates of deposit	1,250,000	1,250,000
Commissions receivable	2,283,267	1,849,859
Property and equipment, net	159,915	185,852
Security deposits	100,000	100,000
Other assets	844,169	781,447
Total assets	$ 10,413,134	$ 9,916,883
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$ 2,071,902	$ 1,776,566
Accounts payable	102,361	111,665
Other accrued liabilities	2,246,934	2,175,255
Total liabilities	4,421,197	4,063,486
Partners' Capital		
General Partner	3,438,117	3,313,179
Limited Partners	2,553,820	2,540,218
Total Partners' capital	5,991,937	5,853,397
Total liabilities and Partners' capital	$ 10,413,134	$ 9,916,883

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Income
Years ended December 31, 2011 and 2010

	2011	2010
Revenues		
Commissions	$ 59,031,497	$ 59,939,415
Other	1,457,095	1,118,559
Investment	11,944	10,300
Total revenues	60,500,536	61,068,274
Operating Expenses		
Commissions	50,824,341	51,223,003
Employee compensation and benefits	5,617,615	5,858,688
Ticket charges	408,407	329,015
General and administrative	756,504	605,261
Office	403,194	320,883
Rent	348,554	347,487
Advertising and sales	261,751	272,066
Professional services	283,885	88,714
Other	436,278	113,116
Depreciation	50,645	57,183
Total operating expenses	59,391,174	59,215,416
Net income	$ 1,109,362	$ 1,852,858

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Changes in Partners' Capital
Years ended December 31, 2011 and 2010

	General Partner's Capital	Limited Partners' Capital	Total
Balance - January 1, 2010	$ 3,079,920	$ 1,939,333	$ 5,019,253
Distributions	(633,000)	(385,714)	(1,018,714)
Net income - preferred return	122,346	77,372	199,718
Net income - residual allocation	743,913	909,227	1,653,140
Balance - December 31, 2010	3,313,179	2,540,218	5,853,397
Distributions	(410,000)	(560,822)	(970,822)
Net income - preferred return	145,159	98,028	243,187
Net income - residual allocation	389,779	476,396	866,175
Balance - December 31, 2011	$ 3,438,117	$ 2,553,820	$ 5,991,937

The accompanying notes are an integral part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Cash Flows
Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Cash received from commissions	$ 58,598,089	$ 59,541,416
Other cash receipts	1,457,095	1,118,559
Interest received	11,944	10,299
Cash paid for commissions	(50,529,005)	(51,030,349)
Cash paid to vendors and employees	(8,467,597)	(6,654,051)
Net cash provided by operating activities	1,070,526	2,985,874
Cash flows from investing activities:		
Purchases of property and equipment	(24,708)	(34,676)
Purchases of certificates of deposit	-	(350,000)
Loans issued to representatives	(110,000)	(91,500)
Payments received on notes to representatives	61,062	43,007
Net cash used for investing activities	(73,646)	(433,169)
Cash flows from financing activities:		
Partners' capital distributions	(970,822)	(1,018,714)
Net cash used for financing activities	(970,822)	(1,018,714)
Net increase in cash and cash equivalents	26,058	1,533,991
Cash and cash equivalents - beginning of year	5,749,725	4,215,734
Cash and cash equivalents - end of year	$ 5,775,783	$ 5,749,725

The accompanying notes are an integral
part of these financial statements.

United Planners' Financial Services of America, A Limited Partnership
Statements of Cash Flows - Continued
Years ended December 31, 2011 and 2010

	2011	2010
Reconciliation of net income to cash provided by operating activities:		
Net income	$ 1,109,362	$ 1,852,858
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	50,645	57,183
Uncollectible loan expense	-	24,522
Changes in assets and liabilities:		
(Increase) in commissions receivable	(433,408)	(397,999)
(Increase) decrease other assets	(13,784)	32,133
Increase in commissions payable	295,336	192,653
Increase (decrease) in accounts payable	(9,304)	65,209
Increase in other accrued liabilities	71,679	1,159,315
Net cash provided by operating activities	$ 1,070,526	$ 2,985,874

The accompanying notes are an integral
part of these financial statements.

Note 1 – Organization and Description of Operations

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), is a securities broker-dealer licensed in all states. The Partnership is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership was formed on August 21, 1987 although the partnership agreement has since been amended and restated.

The General Partner of the Partnership is United Planners' Group, Inc. (the "Corporation"), an Arizona Corporation, while the limited partners are participating brokers who are also independent contractors of the Partnership.

The Partnership was established to conduct the business of a broker-dealer/general agency engaged in the investment in and distribution of securities, investment programs, and other financial services products. The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership.

The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or the net trading profits after clearing fees on principal transactions.

The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Partnership prepares its financial statements in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Note 2 – Summary of Significant Accounting Policies - Continued

Certificates of Deposit

Certificates of deposit are reported at amortized cost and have contractual maturities ranging from six to eighteen months.

Concentration of Credit Risk

As of December 31, 2011, $4,682,554 of the Partnership's bank balances, including $1,250,000 in certificates of deposit, was insured by Federal Deposit Insurance and $2,452,552 was held in money market accounts which are uninsured.

Commissions Receivable and Commissions Payable

Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments

The carrying amount of certificates of deposit, commissions receivable, commissions payable and other liabilities, approximates fair value due to the short-term maturity of those instruments.

Property and Equipment

Property and equipment is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from four to eight years.

Security Deposits

Security deposits represents a deposit maintained with a clearing broker-dealer in connection with the use of their services.

Other Assets

Notes receivable are included in other assets and are carried at the lower of their carrying value or fair value. As of December 31, 2011 and 2010, the carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Note 2 – Summary of Significant Accounting Policies - Continued

Securities Transactions

Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Commissions and Income from Principal Transactions

The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various investment and insurance companies, records commission income when earned as specified under the participating agreements. Commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes

The Partnership files a partnership tax return with the earnings and losses included in the income tax returns of the general and limited partners who are taxed depending on their respective tax status.

Management evaluates annually its tax positions and, if applicable, adjusts its income tax provision accordingly. As of December 31, 2011, no uncertain tax positions have been identified and accordingly, no provision has been made. Tax years 2008 through 2010 remain subject to examination by major tax jurisdictions.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising expense for the years ended December 31, 2011 and 2010 were $132,790 and $155,022, respectively.

Allocation of Profits and Losses and Cash Distributions

The Limited Partnership Agreement, as amended and restated, states that allocable profits and losses (as defined in the agreement) shall be allocated 45% to the General Partner and 55% to the Limited Partners. Limited Partners and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 1993, were allocated 100% to the General Partner.

Note 2 – Summary of Significant Accounting Policies - Continued

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the General Partner's discretion. For the years ended December 31, 2011 and 2010, the Preferred Return was $243,187 and $199,718, respectively.

Comprehensive Income

There are no differences between comprehensive income and net income in the accompanying statements of income.

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets, liabilities, revenues, and expenses as of and for the years then ended. Actual results could differ from those estimates.

Reclassification

During 2011, a correction was made to classifications on the statement of cash flows and the 2010 balances were reclassified for comparative purposes.

Note 3 – Fair Value Measurements

Financial accounting standards define fair value and establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Note 3 – Fair Value Measurements - Continued

The fair value hierarchy prioritizes valuation techniques used to measure fair value into three broad levels:

- *Level 1* - Valuation based on unadjusted quoted prices within active markets for identical assets or liabilities accessible or payable by the Partnership.
- *Level 2* - Valuation based on quoted market prices for similar assets or liabilities within active or inactive markets or information other than quoted market prices observable through market data for substantially the full term of the asset or liability.
- *Level 3* - Valuation based on inputs other than quoted market prices that reflect assumptions about the asset or liability that market participants would use when performing the valuation based on the best information available in the circumstances.

As of December 31, 2011 and 2010, the Partnerships' assets and liabilities measured at fair value on a recurring basis consist of money market mutual funds which are valued as level 2 assets using the market approach. These money market mutual funds are reported as cash equivalents. During 2011 and 2010, the Partnership did not have any assets or liabilities measured on a non-recurring basis.

Note 4 – Property and Equipment

Property and equipment as of December 31, 2011 and 2010, are as follows:

	2011	2010
Equipment	$ 286,719	$ 302,343
Leasehold improvements	32,944	32,944
Furniture	301,380	300,344
Computer software	34,386	29,248
Total	655,429	664,879
Less accumulated depreciation	495,514	479,027
Property and equipment, net	$ 159,915	$ 185,852

Note 5 – Employee Benefit Plans

Effective January 1, 2008, the Partnership established the United Planners' Financial Services of America 401(k) Plan (the "Plan"), which covers all eligible employees. During 2011, the Partnership matched 100% of the first 4% of employee contributions and 50% of the next 3% of employee contributions. During 2010, the Partnership matched 75% of employee contributions, up to a maximum of 7% of eligible employee compensation and up to the Internal Revenue Service's maximum allowable amount, respectively. The Partnership's share of contributions to the Plan for December 31, 2011 and 2010 was $151,121 and $141,164, respectively.

Note 6 – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less nonallowable assets and applicable haircuts.

As of December 31, 2011 and 2010, the Partnership had regulatory net capital of $4,755,574 and $4,689,045, which was $4,460,827 and $4,418,146 in excess of its required net capital of $294,747 and $270,899, respectively. As of December 31, 2011 and 2010, the Partnership's aggregate indebtedness was 0.93 and 0.87 times its net capital, respectively.

Note 7 – Reserve and Possession or Control Requirements

Rule 15c3-3 ("The Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

Note 8 – Related-Party Transactions

The Partnership reimbursed the Corporation for certain employee benefits and technology use charges totaling $169,375 and $135,300 for the years ended December 31, 2011 and 2010, respectively, which are reported as a component of operating expenses.

Note 9 – Contingent Liabilities

The Partnership is a defendant in lawsuits arising in the normal course of business. With the exception of the matter explained below, it is the opinion of management that the probability of losses, if any, that will result from the litigation will not be material to the financial position or results of operations of the Partnership. It is reasonably possible that a loss that would be material to the Partnership would be incurred in future years as a result of ensuing arbitration, mediation or litigation.

During 2011 a suit was filed in a Tribal District Court in a matter involving a Partnership financial representative in which the plaintiff is seeking alleged actual damages, disgorgement of commissions and profits, recovery of loss and investment opportunity and fees and costs. The total amount of loss related to this lawsuit is currently unknown although management believes the claim is without merit and intends to vigorously contest the allegations.

Note 10 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may result in the Partnership's inability to liquidate the customer's collateral at an amount equal to the original contracted amount.

Agreements between the Partnership and its clearing agents require the Partnership to assume any exposure related to such nonperformance of its customers. The Partnership monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis. Upon customer nonperformance, the registered representative is obligated to compensate the Partnership. Accordingly, the Partnership is at risk to the extent it does not obtain reimbursement from its representatives.

Note 11 – Commitments

The Partnership leases its office space under an operating lease agreement expiring on March 31, 2015. The Partnership's rent expense was $348,554 and $347,487 for the years ended December 31, 2011 and 2010, respectively, under this agreement.

Note 11 – Commitments - Continued

The following are future minimum lease payments on its noncancelable operating lease:

Years ending December 31,	Amount
2012	$ 333,176
2013	341,285
2014	349,395
2015	87,856
Total	$ 1,111,712

Note 12 – Subsequent Events

The Company has evaluated through February 22, 2012, the date the financial statements were available to be issued, subsequent events that may require additional disclosure or adjustment to the financial statements noting that no such events occurred.

Supplemental Information

United Planners' Financial Services of America, A Limited Partnership
Supplemental Schedule of Computation of Net Capital
Year ended December 31, 2011

Net Capital:	
Total partners' capital qualified for net capital	$ 5,991,937
Deductions - nonallowable assets:	
Property and equipment, net	159,915
Other nonadmitted assets	955,272
Total deductions	1,115,187
Net capital before haircuts	4,876,750
Less haircuts:	
Haircuts	56,546
Deduction under Rule 3020	64,630
Total haircuts	121,176
Net Capital	$ 4,755,574
Aggregate indebtedness	$ 4,421,197
Minimum capital required	$ 294,747
Net capital in excess of minimum capital required	$ 4,460,827
Ratio of aggregate indebtedness to net capital	0.93 to 1

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's FOCUS report, Part IIA, Form X17a-5 as of December 31, 2011.

Walker & Armstrong LLP
CERTIFIED PUBLIC ACCOUNTANTS

4000 North Central Avenue
Suite 1100
Phoenix, Arizona 85012
602.230.1040
602.230.1065 (Fax)
www.wa-cpas.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

The Partners
United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by United Planners' Financial Services of America, A Limited Partnership (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (general ledger account detail) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as follows, noting no differences:

   Line 2c(1) – Deductible revenues were supported by the Partnership's software program used to record detailed revenues by type;

   Line 2c(3) – Commissions paid to other SIPC members were supported by postings in the Partnership's general ledger.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the supporting totals reported in the general ledger detail supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Walker & Armstrong LLP

Phoenix, Arizona
February 22, 2012

United Planners' Financial Services of America, A Limited Partnership
Securities Investor Protection Corporation (SIPC) Annual General Assessment Reconciliation
Year ended December 31, 2011

Total revenue for the year December 31, 2011	$ 60,500,536
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable interest annuities, from the business of insurance, from investment services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	31,454,065
Commission, floor brokerage and clearance paid to other SIPC members in connection with security transactions.	408,407
Total deductions	31,862,472
SIPC net operating revenues	$ 28,638,064
General assessment at .25%	$ 71,595
Amount paid from January 1, 2011 through June 30, 2011	$ 34,469
Amount paid upon filing the final form SIPC-7	37,126
Total general assessment	$ 71,595

Walker & Armstrong LLP
CERTIFIED PUBLIC ACCOUNTANTS

4000 North Central Avenue
Suite 1100
Phoenix, Arizona 85012
602.230.1040
602.230.1065 (Fax)
www.wa-cpas.com

Supplemental Report on Internal Control

The Partners
United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

In planning and performing our audit of the financial statements of United Planners' Financial Services of America, A Limited Partnership (the Partnership), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Walker & Armstrong LLP

Phoenix, Arizona
February 22, 2012

United Planners' Financial Services of America,
A Limited Partnership
SEC I.D. No. 8-38485

Financial Statements and Supplemental Information

As of December 31, 2011 and 2010 and for the Years then Ended